July 9, 2010

Mr. Michael R. Clampitt, Senior Attorney
Securities and Exchange Commission
100 F Street, N. E.
Washington D.C. 20549

RE:	Franklin Financial Services Corporation
Form 10-K for the year ended December 31, 2009, filed March 16, 2010
Form 10-Q for the quarterly period ended March 31, 2010, filed May 10, 2010
Schedule 14A, filed March 26, 2010
File No. 000-12126

Dear Mr. Clampitt:

This letter responds to your comment letter dated June 18, 2010 for Franklin Financial Services Corporation, file number 000-12126. Each of your numbered comments is set forth below with our response following below it.

Form 10-K for Fiscal Year ended December 31, 2009

Business, Page 1
General, Page 1

1.	Please provide to us and undertake to include in your future filings, a revised business section as required by Item 101 of Regulation S-K, to disclose the following information:

▪
address any changes in your business as a result of economic conditions in your market area and your financial condition including increases in defaults and foreclosures, as required by Item 101(c)(1); and

▪
briefly describe any changes in policies and/or programs to prevent or minimize foreclosures, modify or restructure loans, any changes in the underwriting standards you use to extend credit and any changes in the number, amounts or types of loans you originate or purchase, as required by Item 101(c)(1).

1.  Response:

We undertake to include in our future filings a revised business section as required by Item 101(c)1 of Regulation S-K to include the following disclosures:

The Corporation’s primary market area has been affected by the recession in 2009, as has most of the country. Despite the negative effects of the recession on the economy, the Corporation has continued to provide community-banking services as it has for over 100 years. Lending activity has slowed as both commercial and consumer customers have reduced their borrowing. However, the Bank continues to lend money to credit worthy customers. Consumer lending and mortgage lending is expected to be down in 2010. Likewise, it is expected that the amount of commercial loan participations available for purchase will be less in 2010 than in 2009. However, the Bank does expect lending activity to continue, but at a slower rate until consumer confidence increases.

With market interest rates holding at very low levels, deposit rates have been driven down. This has caused consumers to place their deposits in short-term liquid deposit products. As a result, the Bank has experienced a reduction in longer-term certificates of deposit and an increase in money management accounts.  Until short-term rates increase and the economy begins to recover, the Bank expects that customers will continue to prefer shorter, liquid deposits and certificates of deposit to decline.

The recession has resulted in a growing amount of nonperforming loans, both commercial and consumer. Commercial nonperforming loans have increased as businesses have seen their sales reduced during the recession. In turn, workers have seen job layoffs or pay reductions and consequently more consumer loan delinquencies. Until business activity starts to recover and consumers feel confident in their employment situation, it is expected that nonperforming loans, both commercial and consumer, will continue to increase.  The Corporation held 3 properties as foreclosed real estate at year-end 2009.

The economic downturn has affected the Corporation’s performance. However, the Corporation doesn’t believe it is necessary to make substantial changes to its operating procedures. Many of the practices that contributed to the current financial crisis: sub-prime lending, high loan-to-value loans and little or no underwriting discipline, are practices that the Bank does not engage in.

Competition, Page 3

2.	Please provide to us and undertake to include in your future filings, disclosure required by Item 101(c)(x) including, but not limited to, the following:

▪	estimate the number of competitors and your competitive position; and
▪	identify and explain both the positive and negative factors pertaining to your competitive position.

2.  Response:

We undertake to include in our future filings disclosure required by Item 101(c)(x), as follows:

The Corporation and its banking subsidiary operate in a highly competitive environment. The principal market of F&M Trust is in south central Pennsylvania, primarily the counties of Franklin, Cumberland, Fulton and Huntingdon. There are approximately 29 competing commercial banks that have offices within the Corporation’s primary market area. These banks range from large regional banks to independent community banks.  In addition, credit unions, savings and loan associations, mortgage banks, brokerage firms and other competitors with only an Internet site are present in the market. The Bank has 25 community offices and approximately 10% of the total deposits, ranking it third in its market region.  The majority of the Bank’s loan and deposit customers are in Franklin County.  There are 8 commercial bank competitors in Franklin County and the Bank has approximately 25% of the deposit market share.

Because of increasing competition, profit margins in the traditional banking business of lending and gathering deposits have declined and many nonbanking institutions offer services similar to those offered by the Bank. Some competitors have access to resources (e.g., financial and technological) that are unavailable to the Bank, thereby creating a competitive disadvantage for the Bank in terms of product and service pricing and delivery.  The Bank utilizes various strategies including its long history of local customer service and convenience as part of a relationship management culture, a wide variety of products and services and, to a lesser extent, the pricing of loans and deposits, to compete.  F&M Trust is the largest financial institution headquartered in Franklin County and had total assets of approximately $979.4 million on December 31, 2009.

Risk Factors, Page 6

3.
Please provide to us and undertake to include in your future filings, a revised introductory paragraph to this section consistent with sample comment 30 to Staff Legal Bulletin No. 7 and Item 503(c) which requires that you must disclose all risks that you believe are material at the time you file the Form 10-K.  Please delete your reference in the introduction that “In addition to the risks identified below, there may be other risks and uncertainties …”

4.
We note that you list thirty-one risk factors.  Please provide to us and undertake to include in your future filings, revision of this section to comply with Item 503(c) of Regulation S-K.  Item 503(c) requires that you disclose in this section “the most significant factors that make the offering speculative or risky” and which explicitly directs: “Do not present risks that could apply to any issuer or any offering.”  Please delete those risk factors that do not comply with Item 503(c) including, but not limited to, the following:

▪	loss of any member (page 6);
▪	economic conditions (page 7);
▪	events that have an adverse impact on your liquidity (page 7);
▪	controls and procedures (page 7);
▪	extensive governmental regulation (page 8);
▪	spend a significant amount of money on technology (page 8); and
▪	the FDIC does not insure investment in your common stock (page 8).

5.
Please provide to us and undertake to include in your future filings, revision of the first risk factor, which is on page 6, to address the risk from your concentration of seventy-seven percent of your loan portfolio in real estate loans (instead of “commercial purpose loans”) at a time when the real estate industry in your market area is suffering from excess inventory, depressed sale prices and low sales and when delinquencies and foreclosures on residential and commercial real estate loans remain high.  Address the risks associated with your concentration of real estate loans in a small geographic area and your concentration in commercial real estate.

3., 4. & 5.  Response:

We undertake to include in our future filings a revised Risk Factors section responsive to comments 3, 4 and 5.  We propose to revise the introductory paragraph to read as follows:

Risk Factors

The following is a summary of the primary risks associated with the Corporation’s business, financial condition and results of operations, and common stock.

We propose to revise the first risk factor to read as follows:

Risk Factors Relating to the Corporation

A focus on real estate related loans may increase the risk of substantial credit losses.

The Bank offers a variety of loan products, including residential mortgage, consumer, construction and commercial loans.  The Bank requires real estate as collateral for many of its loans. At December 31, 2009, approximately 77% of its loans were secured by real estate.  Loans to fund residential real estate construction are 11% of total loans; loans secured by residential real estate are 28% of the total, and commercial, industrial and agricultural real estate loans total 38% of the total loan portfolio. These real estate loans are located primarily in the Bank’s market area of south central Pennsylvania.  Real estate values tend to follow changes in general economic cycles. As a result, if a loan becomes delinquent as the result of an economic downturn and the Bank becomes dependent on the real estate collateral as a source of repayment, it is likely that the value of the real estate collateral has also declined.  A decline in real estate values means it is possible that the real estate collateral may be insufficient to cover the outstanding balance of a delinquent or foreclosed loan, resulting in a loss to the Bank. In addition, the real estate collateral is concentrated in a small market area of south central Pennsylvania. As a result, localized events that affect real estate prices and collateral values could have a more negative affect on the Bank as compared to other competitors with a more geographically diverse portfolio.   As the Bank grows, it is expected that the percentage of real estate loans will grow. Risk of loan default is unavoidable in the banking industry, and Management tries to limit exposure to this risk by carefully monitoring the amount of loans in specific industries and by exercising prudent lending practices and securing appropriate collateral.  However, this risk cannot be eliminated and substantial credit losses could result in reduced earnings or losses.

Other risk factors will be deleted in future filings as recommended.

Management’s Discussion & Analysis of Financial Condition and Results of Operations, Page 14

Management’s Overview, Page 16

6.
Please provide to us and undertake to include in your future filings, a revised introduction with meaningful discussion and analysis relating to your business condition, financial condition and results of operations consistent with Release No. 33-8350 including, but not limited to, the following:

▪	provide the basis for your claim, in the second line, that “the Corporation fared much better than many of its peers”;
▪	discuss the extent to which the increase in your provision for loan loss expense is due to real estate loans, commercial or residential;
▪	discuss the extent to which your non-interest expense has increased due to expenses related to foreclosures and delinquencies;
▪
explain the costs and benefits to you of selling “most” of the mortgage loans you originate (as you indicate in the fifth paragraph on page 17) and the costs and benefits of purchasing loan participations (as you indicate in the third paragraph on page 30) and quantify the amounts of loans you sold and purchased in the last fiscal year; and

▪	disclose the amount and percentage of your loan portfolio that are subprime or alt A loans.

6.  Response:

We undertake to include in our future filings revised disclosure responsive to the comment as follows:

We believe that the Corporation fared better than many of its peers in 2009 when 140 banks failed. The Bank Holding Company Performance Report prepared by the Federal Reserve reports the following results for the Corporation compared to its peers for 2009:
Net income - 71st percentile
Net interest income -  52nd percentile
Net loan losses / Average loans – 19th percentile
Non-accrual loans + OREO / Total loans – 20th percentile

Franklin Financial Services Corporation’s peer group is comprised of 438 peers with total assets between $500 million and $1 billion.

The increase in the 2009 provision for loan loss expense is due primarily to the addition of two loans to non-accrual status during the year. One loan is for a residential real estate development ($3.2 million) that the developer can no longer complete. This loan is secured by land that has been improved with site improvements and approved for development and, by single-family residential homes in another development that are being rented out by the developer until they are sold. The second loan ($3.9 million) is related to a manufacturing firm that experienced a significant decline in business as a result of the recession. This loan is secured by the manufacturing facility, related real estate and other business assets. During 2009 additional provision allocations were made to establish specific reserves against these loans to cover 100% of the estimated losses.

The Bank’s noninterest expense related to foreclosures and delinquencies was $199 thousand in both 2009 and 2008.  However, the composition of the expense was different from year to year.  During 2009, $42 thousand of expense related to other real estate owned was recorded. This is nearly a 400% increase over the $11 thousand for 2008. Conversely, loan collection expenses decreased from $188 thousand in 2008 to $157 thousand in 2009.

The Bank sells most of its residential mortgage production as part of its interest rate risk management function. In today’s low rate environment, most consumers prefer fixed rate mortgages. Holding long-term, low-rate, fixed mortgages on the balance sheet is not part of the Bank’s asset-liability plan. The cost to originate these loans is the same as originating a loan that would be held by the bank. The Bank benefits from selling these loans by reducing future interest rate risk, receiving servicing income and potentially recording a gain on the sale, depending on market conditions.  In 2009, the Bank sold $647 thousand of mortgages that it originated through its in-house mortgage program and recorded a gain of $12 thousand on these sales. Also in 2009, the Bank originated $38 million of mortgage loans through a third party broker agreement. The Bank did not fund nor will it service these loans. The Bank recorded $359 thousand in fee income during 2009 for this service compared to $125 thousand in 2008. The Bank expects the amount of fee income from mortgage activity to be significantly lower in 2010 than in 2009 as a result of fewer mortgage originations.

The Bank purchases commercial loan participations as part of its plan to increase commercial lending. The purchased loans are originated primarily within the south central Pennsylvania market and are purchased from only a few select counterparties.  Origination costs for purchased participations are lower than in-house originations because the lead bank incurs much of the direct origination cost.  The Bank benefits from purchasing participations by diversifying its geographic market and its industry exposure, and from the opportunity to book larger loans that are more cost effective to service.  In 2009 the Bank purchased $45.2 million in commercial loan participations, the highest level ever purchased in one year.  The Bank expects the amount of commercial loan participations available for purchase in 2010 will be less than in 2009 as a result of a general slow down in commercial business activity.

On occasion, the Bank sells commercial loan participations. It sells participations to manage interest rate risk, reduce industry concentrations and manage credit exposure and lending limit constraints for specific customers. In 2009, the Bank sold $10.0 million of commercial loan participations.

The Bank does not originate or hold loans that would be classified as sub-prime or Alt-A.

7.
Please provide to us and undertake to include in your future filings, revision of this section to comply with Item 303(a) and Release No. 33-8350 by identifying and analyzing known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on your capital resources and results of operations including, but not limited to, analysis of the causes and effects of the following:

▪
trends in net income, net interest income (despite the historically low interest rates charged by the federal reserve to banks), revenues, the dollar amount of loans, foreclosed real estate expense, provision for loan losses, loans charged off, and non-performing loans, non-performing assets and trends in assets;

▪
trends in the number and aggregate amount of loans that you have charged off, foreclosed, restructured as “troubled debt restructurings” and the type and magnitude of concessions you have made and the number and amount of commercial real estate loans that you have restructured into multiple new loans;

▪
trends in the number, size and types of new loans that you are originating and, separately, that you are purchasing from other entities and the size and composition of your loan portfolio including the dollar amount and percentage of your portfolio in commercial real estate and the dollar amount and percentage in residential real estate and the amount of participatory loans; and

▪	trends in the amount of deposits and the amount and percent of your deposits that are brokered deposits.

7.  Response:

We undertake to include in our future filings revised disclosure responsive to the comment as follows:

The Corporation’s net income has declined for 2 consecutive years after recording record earnings in 2007.  During 2008, net interest income increased over 2007 because the Bank’s net interest margin improved from 3.67% in 2007 to 4.03% in 2008. This improvement was the result of the cost of interest bearing liabilities declining more rapidly in 2008 than the decline in yield on earning assets. As rates remained low into 2009, the Bank saw a more rapid decline in the yield on earning assets than the cost of interest bearing liabilities; therefore, the net interest margin fell to 3.44% and net interest income fell by $1.0 million.  If interest rates remain low for an extended period, net interest income is expected to remain flat or possibly decline slightly. This is because interest expense cannot be further reduced significantly since deposit rates are at or near historic lows.  An increase in interest rates should produce higher net interest income as variable rate assets reprice quickly. The Bank believes that it can maintain a lag affect on repricing deposits thereby increasing net interest income as rates rise.

The provision for loan loss expense has increased for 3 consecutive years as the recession moved throughout the country. Delinquency rates and nonperforming loans continue to increase and the Bank held 3 properties as foreclosed real estate at year-end 2009.  Non-accrual loans increased significantly in 2009, but the increase is primarily the direct result of 4 large loans being placed in non-accrual during the year.  However, 2009 also saw an increase in nonperforming loans, primarily in residential mortgage loans. Net charge-offs totaled $1.9 million in 2009, the highest level in 5 years. Residential real estate construction loans, and commercial industrial and agricultural loans accounted for more than 50% of gross charge-offs in 2009.  Each of these categories is substantially higher than in prior years. Charge-offs in these loan categories are expected to increase in future periods until the economy recovers. Consumer charge-offs also increased in 2009, also reaching a 5-year high.  With the Bank exiting the indirect lending business, it is possible that consumer loan charge-offs will stabilize and eventually begin to decline. If the recession continues, it is expected that nonperforming loans, both commercial and residential, will continue to increase. Even with an immediate end to the recession, it is possible that loan losses and provision expense will continue to increase into 2010 and 2011 as delinquent loans may require a lengthy workout process. At December 31, 2009 the Bank had no loans classified as a troubled debt restructuring nor had it restructured any existing loan into multiple notes.

The loan portfolio continued to grow in 2009, up 9% from 2008.  Commercial lending has been the primary driver of loan growth over the past 5 years. The largest sector of commercial loan growth has been in real estate related loans.  Real estate has historically represented an attractive form of collateral and it is likely that this type of lending will continue to be emphasized in the future.  The percentage of loans by category is reported in Table 12 and shows a 5-year trend in real estate lending. The majority of new commercial loan originations in 2009 were variable rate loans as the low rate environment was attractive to borrowers. In an effort to offset the affect of the low loan rates, the Bank was successful in imposing rate floors on new and renewing loans.  Total commercial loan growth has been fueled by loan participation purchases during the past 5 years, reaching a high in 2009 of  $45.2 million purchased compared to $4.1 million in 2005. The 2009 commercial loan purchases were comprised of a mix of real estate, manufacturing and non-profit loans. At year-end 2009, total participations purchased comprised $138.0 million of the total loan portfolio with commercial real estate loans representing 36% of this total.  It is expected that the level of participation opportunities will decrease in 2010 as a result of the ongoing recession. If the Bank is unable to maintain a consistent source of commercial loan purchases, the growth rate in commercial loans would be expected to slow.

Consumer lending, consisting of residential mortgage, home equity and installment loans, has been flat. Despite a decline in home prices, home purchases and residential mortgage originations are down because many consumers have been affected financially by the recession or fear that they will be in the future. Reduced mortgage lending, coupled with the Bank’s plan of selling new mortgage loan production is likely to result in a continued decline in mortgage balances. Home equity lending has declined for the same reasons as mortgage lending. In addition, for those homeowners capable of borrowing against their home, many have realized a substantial loss of equity thereby eliminating any borrowing opportunity. Consumer lending, other than home equity loans, continues to be a highly competitive market and the Bank is often at a disadvantage when compared to financing offered by captive lenders such as automobile dealers. For over 30 years, the Bank has been involved in indirect lending, primarily with automobile dealers. In the first quarter of 2010, the Bank announced that it would discontinue its indirect lending activity. The Bank had approximately $12.5 million of indirect loans outstanding at December 31, 2009 that it will continue to service until they payoff.  The Bank expects that its consumer lending activity will continue to decline in the future; however, the Bank still views these products as necessary in order to offer a true community bank experience.

The Bank has traditionally funded its balance sheet growth from in-market deposits, and it intends to do so as long as funding is available and is competitively priced. In 2008, the Bank entered the brokered CD market for the first time and closed 2008 with $16.5 million in brokered CDs (2.6% of total deposits).  In 2009, the Bank acquired more brokered CDs, ending the year with $65.1 million or 8.8% of total deposits in brokered CDs. Included in the brokered CDs total are $25 million in short-term CDs that matured in January 2010 and $21 million of CDs in the CDARS program that were obtained from in-market customers. The Bank expects that it will continue to use wholesale brokered CDs and the CDARS program to attract large dollar in-market deposits whenever these sources are more beneficial to the Bank than alternative funding sources.

Loans, Page 30

8.	Please provide to us and undertake to include in your future filings, revision of this section to provide disclosure, discussion and analysis of the following:

▪	the amount and percent of your loans that are high loan to value loans; and
▪	quantify the amount and percentage of your real estate construction loans that were made to individuals to build their own home or that were made to developers to build residential homes for resale.

8.  Response:

We undertake to include in our future filings revised disclosure responsive to the comment as follows:

At December 31, 2009 high loan to value loans totaled $56.4 million, 7.6% of gross loans and 72.8% of risk-based capital. This compares to  $59.4 million with a ratio of 8.9% of gross loans and 84.7% of risk-based capital at December 31, 2008.  In 2009, high loan to value residential real estate loans increased, but the increase was more than offset by decreases in construction and land development loans and, commercial and industrial loans. The largest exposure to high loan to value loans at year-end 2009 is in commercial real estate loans ($15.5 million).  Management tracks high loan to value loans as exceptions to its internal lending policy and reports this exposure to the Credit Risk Oversight Committee of the Board of Directors.

At December 31, 2009 we reported $84.6 million of residential construction loans. This total is comprised of $1.8 million in loans to individuals to build their own home and $82.8 million in loans to developers to construct residential homes for resale.  In total, these loans represent 11.4 % of the gross loan portfolio.  At year-end 2008, these loans totaled $72.8 million or 10.8% of the gross loan portfolio with $462 thousand outstanding to individuals and $72.4 outstanding to developers.

Allocation of the Allowance for Loan Losses, Page 36

9.
We note you changed how you determine the allocation of the allowance for loan losses in 2009, allocating according to the primary collateral of the loan instead of the primary purpose of the loan.  We also note that you state that certain line item comparisons from years prior to 2009 may not be accurate.  Please address the following questions supplementally:

▪	provide more substantive details as to how you determine the particular allocations to individual categories and the due diligence undertaken to ensure that the data is reliable and accurate;
▪	provide an analysis specifically explaining how you determined the allocation to the residential real estate and commercial, industrial and agricultural real estate categories for 2009 and 2008;
▪	discuss why you changed the allocation and describe any limitations you noted from the prior system you relied on;
▪	discuss whether or not this change was part of an overall change in your methodology for determining the allowance for loan losses or exclusively to comply with this Industry Guide 3 requirement; and
▪	provide a qualitative assessment of how you believe data prior to 2009 may have been impacted if you had used the primary collateral of the loan as a basis for determining the allocation.

9.   Response:

Management determines the allowance for loan losses using a specific and a general loan loss calculation methodology. The specific allocation is used for loans that are determined to be impaired and the general allocation is used for all other loans. This allocation is prepared by the Bank’s Risk Management Division and reviewed with the Credit Risk Oversight Committee of the Board of Directors.

In determining the specific allocation, loans considered to be impaired are identified and are reviewed in relation to available collateral after considering quantitative and qualitative factors that may affect collateral value. A specific allowance may be established if there is risk of loss.

A general allocation is applied to all other loans, by loan category, and includes a quantitative and qualitative component. The quantitative component is calculated using loss rates based on factors that include historical loss trends, loan purpose and collateral. The qualitative component is calculated using a risk matrix with six risk components and three risk levels. The matrix calculates a total qualitative risk factor, measured in basis points.

This allowance process is slightly different than in prior years, primarily with regard to the general allocation. The 2009 quantitative component of the general allocation identifies more risk factors in the portfolio. The change to the qualitative component of the general allocation provides a more disciplined approach to this calculation.

The additional information captured by the 2009 allowance calculation provided more detail that allowed the 2009 allowance to be allocated by primary collateral (at the loan or loan category level). In 2008, the allowance was allocated using the primary purpose (commercial, real estate or consumer) of the loan.

As we stated in the footnote to Table 12 (p.37), data for prior periods using the 2009 method was not available and therefore, a reclassification of prior periods could not be done.  We believe that if prior periods could have been reclassified, the results would have been similar to 2009. That is, a decrease in the allocation for commercial, industrial and agricultural loans, and an increase in the allocation to real estate, and commercial, industrial and agricultural real estate loans with no material change in the overall balance.

10.
As a related matter, please supplementally and in future filings provide a further quantifiable breakdown of the residential real estate and commercial, industrial and agricultural real estate aggregated amounts into their individual components in order to promote transparency, and for comparability of the related non-performing five fiscal years ended.

10.  Response:

The information requested is reported in Exhibit 1. We undertake to include such information in our future filings.

Local Economy, Page 39

11.	Please provide to us and undertake to include in your future filings, revision of this section to comply with Item 303(a) and Release No. 33-8350 by identifying and analyzing the following trends:

▪	trends over the past three years in commercial real estate prices, commercial real estate sales and commercial building permits in your market areas;
▪	trends over the past three years in home price index, residential real estate sales and single family and multi-family building permits in your market area;
▪	trends over the past three years in the unemployment rate in your market area (disclosing the actual rate) and in median household income in your market area; and

▪	disclose the basis for your claim that delinquencies and foreclosures in your market area are “well below national rates” to disclose the national and local rates.

11.  Response:

We undertake to include in our future filings revised disclosure responsive to the comment as follows:

The Corporation’s primary market area includes Franklin, Fulton, Cumberland and Huntingdon County, PA. This area is diverse in demographic and economic make up.  County populations range from a low of approximately 15,000 in Fulton County to over 230,000 in Cumberland County.  For 2009, the unemployment rate for the Chambersburg micropolitan statistical area was 8.1%, which is the same as the Pennsylvania rate, but compares favorably to the national rate of 10%. The unemployment rate within the Corporation’s market area ranged from 6.8% in Cumberland County to 14.4% in Fulton County.  The Chambersburg rate has increased over the last 3 years along with State and National rates.

As the recession negatively affected unemployment numbers, it also resulted in a slow down in building permits and housing prices. The largest decline in building permits and housing prices over the last three years occurred in 2009.

Recent statistics from the Federal Reserve show that the national rate of residential mortgages 90 days or more past due is 3.9%.  The rates in our market area range from 2.0% to 3.7%. RealtyTrac® reported that as of the third quarter of 2009, 1 of every 136 homes in the nation was in a foreclosure.  The rate in Pennsylvania was 1 of every 387 homes, ranking the state 34th.  Nevada led the list with 1 of every 23 homes in foreclosure. This information indicates that our delinquency and foreclosure rates are well below national rates.

Information about commercial real estate activity is not readily available in our market area.  Additional economic statistics are presented in Exhibit 2.

Form 10-Q for Quarter Ended March 31, 2010

Item 2. Management’s Discussion & Analysis of Financial Condition and Results of Operations

Financial Condition
Investment Securities, Page 23

12.
We note your disclosure on page 24 that your trust-preferred securities portfolio has unrealized losses totaling $1.9 million at March 31, 2010.  Considering the downgrade of Huntington Bancshares issued trust preferred securities from Baa3 to Ba1, the significant judgment required to determine if a security is other than temporarily impaired, and the focus users of financial statements have placed on this area, we believe comprehensive and detailed disclosure is required to meet the disclosure requirements in ASC 320-10-50 (paragraphs 38 and 42 of FSP FAS 115-2 and FAS 124-2) and Item 303 of Regulation S-K.  Therefore, for each trust preferred security with at least one rating below investment grade, please provide us and revise future annual and interim filings to provide a tabular disclosure including the following information as of the most recent period end:

▪	single-issuer or pooled;

▪	class;
▪	book value;
▪	fair value;
▪	unrealized gain/loss;
▪	lowest credit rating assigned to the security;
▪	number of banks currently performing;
▪	actual deferrals and defaults as a percentage of the original collateral;
▪	expected deferrals and defaults as a percentage of the remaining performing collateral (along with disclosure about assumption on recoveries for both deferrals and defaults); and
▪	excess subordination as a percentage of the remaining performing collateral.

Additionally, please clearly disclose how you calculate excess subordination and discuss what the excess subordination percentage signifies, including relating it to other column description, to allow an investor to understand why this information is relevant and meaningful.

12.  Response:

The requested information is included in Exhibit 3. There is no excess subordination. We undertake to include such information in our future annual and interim filings.

Loans, Page 27

13.
We note from your disclosure on page 27 that your residential real estate construction loan portfolio totaled $84.65 million and $83.64 million at December 31, 2009 and March 31, 2010 which represented about 11% of your total loan portfolio.  We also note that it appears that this portfolio has a relatively high amount of credit risk.  Please revise future filings to disclose the following information related to construction loans with interest reserves:

a.	Your policy for recognizing interest income on these loans.
b.	How you monitor the projects throughout their lives to make sure theproperties are moving along as planned to ensure appropriateness of continuing to capitalize interest.
c.	Whether you have extended, renewed or restructured terms of the loans andthe reasons for the changes.
d.	Your underwriting process for these loans and any specific differences ascompared to loans without interest reserves.
e.	Whether there were any situations where additional interest reserves wereadvanced to keep a loan from becoming nonperforming.
f.
Separately quantify the amount of interest reserves recognized as interestincome during the periods presented, the amount of capitalized interest recorded in your loan portfolio, and the amount of these loans that are non-performing.

13.  Response:

As requested, future filings will provide information regarding construction loans with interest reserves. However, the Corporation is currently accumulating the requested information on these loans and believes that it will not be able to fully report on all of the requested information until the report for the quarter ended September 30, 2010.

14.
In addition, we note that commercial, industrial and agricultural real estate loans have increased from $229.67 million at December 31, 2008 to $283.84 million and $292.05 million at December 31, 2009 and March 31, 2010.  Please tell us and revise future filings to disclose whether you have performed any commercial real estate (CRE) or other type of loan workouts whereby an existing loan was restructured into multiple new loans (i.e. A Note/B Note structure).  To the extent that you have performed these types of workouts, please provide us with the following information and revise your future filings to disclose the following:

a.	Quantify the amount of loans that have been restructured using this type ofworkout strategy in each period presented.
b.	Discuss the benefits of this workout strategy, including the impact on interestincome and credit classification.
c.
Discuss the general terms of the new loans and how the A note and B notediffer, particularly whether the A note is underwritten in accordance with your customary underwriting standards and at current market rates.

d.	Clarify whether the B note is immediately charged-off upon restructuring.
e.
Describe your non-accrual policies at the time of modification and subsequentto the modification.  Specifically disclose whether you consider the total amount contractually due in your non-accrual evaluation and how you consider the borrower’s payment performance prior to the modification.

f.	Confirm that the A note is classified as a troubled debt restructuring andexplain your policy for removing such loans from troubled debt restructuring classification.

14.  Response:

We have not performed any type of loan workout where we have restructured an existing loan into multiple new loans. To the extent, in the future, that we would do so, we undertake to include in our future filings information that would be responsive to the comment.

Loan Quality, Page 28

15.
We note your disclosure on page 28 that watch list loans are where borrowers are experiencing weakening cash flow and it is increasingly likely that you will have to liquidate collateral for repayment.  In addition, we note at December 31, 2009 watch list loans increased by 123% from December 31, 2008.  Please tell us and include in future filings a discussion of how watch list loans are considered potential problem loans as defined under Item III.C.2 of Industry Guide 3.  In addition, please disclose in future interim and annual filings the nature and extent of potential problem loans.

15.  Response:

Watch list loans, as used in our report, is the Corporation’s term for loans that are adversely criticized/classified and where borrowers are experiencing weakening cash flow and may be paying loans with alternative sources of cash, for example, savings or the sale of unrelated assets.  Loans included on the watch list generally have an internal risk rating of 5  (OAEM) or higher.  Watch list loans include loans that may or may not be delinquent, and loans that may or may not be considered impaired.  Therefore, as used by the Corporation, watch list is a more inclusive definition than potential problem loans as defined under Item III.C.2 of Industry Guide 3.

At March 31, 2010, the Corporation had $51.1 million on the loan watch list, including $8.1 million of non-accrual and $11.1 million 90 days or more past due loans which are reported as such under Industry Guide 3.  Management believes that the remaining loans on the watch list ($31.9 million) reflect additional potential problem loans representing borrowers that may not be able to comply with current loan terms.  In future filings, we will clarify our disclosure to reflect the nature and extent of potential problem loans.

16.
We note your disclosure on page 28 that the majority of your non-accrual loans were made up of four loans that were secured by real estate collateral.  In addition, you rely on the fair value of the underlying collateral for the valuation of your collateral-dependent impaired loans and other real estate owned.  Please tell us and revise your future filings to disclose the following:

a.
How often you obtain updated appraisals for your collateral dependent loans, both performing and non-performing (non-accrual and/or impaired).  If this policy varies by loan type, please disclose that also.

b.	Describe any adjustments you make to the fair value calculated, including those made as a result of out dated appraisals.
c.	Discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses.
d.	How you determine, including the process, the fair value of the collateral if an appraisal is not available.

16.  Response:

Appraisals for all real estate dependent commercial loans are obtained at loan origination for any real estate loan greater than $250 thousand. The appraisal is reviewed either internally or by an outside vendor, depending on the aggregate amount of the individual loan relationship or complexity of the deal. For commercial loans less than $250 thousand, a less formal evaluation of value is permitted.  However, an appraisal for these loans is often obtained. As long as the loan remains a performing loan, no further updates to appraisals are required. If a loan/relationship migrates to watch list status with a pass rating, an evaluation for impairment is made based on the current information available at the time of downgrade.  If a loan reaches a Substandard rating or higher, including non-accrual, Management typically orders a new or updated appraisal   if the current appraisal is more than 24 months old.   Currently, only one loan with a rating 6 or above has an appraisal   older than 18 months.

In determining the allowance for loan losses, Management, at its discretion, may determine that additional adjustments to the fair value are required, regardless of whether or not an appraisal or collateral valuation is outdated. Other adjustments will be made as necessary based on other factors, including, but not limited to the economy, deferred maintenance, industry, type of property/equipment etc and the knowledge Management has about a particular situation. In addition, the cost to sell or liquidate the collateral is also estimated when determining the realizable value to the Bank.

If an appraisal is not available, Management may, at its discretion, make a best estimate of the real value of the collateral or take the last known market value and discount it. Unless otherwise deemed unavailable, a new or updated appraisal will be obtained.  If any adjustment is made to the available collateral valuation, a comment as to why the adjustment was made will be documented in the credit file and reported to the Loan Management Committee.

We undertake to include such information in our future filings.

17.
We note that your non-accrual loans increased from $2.87 million at December 31, 2008 to $10.19 million and $11.09 million at December 31, 2009 and March 31, 2010.  Given the continued decline in the asset quality of your loan portfolio, please provide supplementally and in future filings a detailed discussion of your four largest non-accrual loans, which includes the following:

▪	the type of loan (residential real estate, agricultural, commercial real estate, construction, etc.);
▪	when the loan was originated;
▪	the allowance for loan losses associated with the loan as applicable;
▪	when the loan became non-accrual;
▪	the underlying collateral supporting the loan;
▪	the last appraisal obtained for the loan, as applicable; and
▪	any other pertinent information deemed necessary to understand your review of the loan and related accounting for the loan.

17.  Response:

The information requested is reported in Exhibit 4. We undertake to include such information in our future filings.

Borrowings, Page 31

18.
We note your disclosure on page 31 that your securities sold under agreements to repurchase increased during the quarter by $3.8 million from $55.86 million at December 31, 2009 to $59.67 million at March 31, 2010.  Please tell us, and revise future filings to disclose, whether you have accounted for any of these transactions as sales for accounting purposes in your financial statements and if so, the accounting guidance on which you relied for this treatment.  For those repurchase agreements accounted for as sales, please quantify the amount of qualifying for sales accounting at each quarterly balance sheet date for each of the past three years as well as the average quarterly balance of repurchase agreements qualifying for sales accounting for each of the past three years.  For those repurchase agreements accounted for as collateralized financings, please quantify the average quarterly balance for each of the past three years, the period-end balance for each of those quarters, the maximum balance at any month-end and explain the causes and business reasons for significant variances among these amounts.

18.  Response:

The borrowings are accounted for as collateralized financings.  This product is a cash management product for corporate customers. During the past three years, the recession has put a strain on the cash resources of these customers. They either needed to use excess cash to fund operations or they were not generating as much cash flow during the recession as they were previously. In addition, the number of open accounts fell by 16% from December 2007 to March 2010.  Additional information is reported in Exhibit 5.

We undertake to include in our future filings information responsive to the comment.

Schedule 14A

General

19.
Please provide to us and untertake to include in your future filings, revision of this section as required by Item 407(h) of Regulation S-K to include the disclosure regarding board leadership structure and role in risk oversight.  In addition, we note that you have not included any disclosure in response to Item 402(s) of Regulation S-K.  Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

19.  Response:

Board Leadership

We undertake in future filings to revise the disclosure set forth in the first paragraph under the caption “COMMITTEES OF THE BOARD OF DIRECTORS” to include the disclosure regarding Board leadership structure and the Board’s role in risk oversight by revising the caption to read “BOARD STRUCTURE AND COMMITTEES” and revising the first paragraph to read as follows:

“Leadership of the Board of Directors is placed in an independent Chairman.  The Board performs its risk management oversight role through its committee structure.  In addition to the Audit, Nominating and Personnel committees described below, the Board also has Asset-Liability, Credit Risk Oversight, and Investment and Trust committees.  An independent director chairs each of these committees, except Asset-Liability, which is chaired by the C.E.O. Board members are selected to serve on committees where it is believed that their knowledge and experience will be most beneficial to the Corporation.  Each Board committee meets at least quarterly.”

Compensation Policy and Risk Management

Item 402(s) of Regulation S-K requires the disclosures specified therein “to the extent that risks arising from the registrant’s compensation policies and practices for its employees are reasonably likely to have a material adverse effect on the registrant.”  We have concluded, for the reasons set forth below, that the Corporation’s compensation policies and practices do not present risks that are reasonably likely to have a material adverse effect on the Corporation and, therefore, no disclosure is required pursuant to Item 402(s).

All of the Corporation’s employees are either salaried employees or hourly wage employees.  We do not believe that the salaries or hourly wages paid to Corporation employees present risks that are reasonably likely to have a material adverse effect on the Corporation.

The only incentive compensation plans maintained by the Corporation are the Management Group Pay-for-Performance plan, an Employee Stock Purchase Plan (ESPP) and an Incentive Stock Option Plan (ISO).  Based upon the structures of these plans and how they have in fact been implemented by the Corporation, we believe that they do not present risks that are reasonably likely to have a material adverse effect upon the Corporation.

The Management Group Pay-for-Performance plan is designed to provide an incentive cash payment to selected officers if certain corporate financial targets, set annually by the Personnel Committee, are met or exceeded.  Each target is measured separately and is assigned a payout range expressed as a percentage of annual base salary.  In order to earn a payout in any target category, the established target must be met or exceeded.  The aggregate annual payout under the plan ranges from 0 percent to 20 percent of an executive’s base salary.  Payouts to named executive officers were at 18 percent of base salary in 2007, 6 percent in 2008 and the plan was suspended and no payouts were made in 2009.

Participation in the ESPP is available to all full-time employees. The number of shares subject to purchase pursuant to the ESPP each calendar year is allocated uniformly by the Personnel Committee among the eligible employees based upon each employee’s base salary plus overtime pay.  The price is typically set at a discount of 10 percent from fair market value.

Option grants pursuant to the ISO are established annually by the Personnel Committee within a range of from 500 to 2,500 shares for each of eight officer salary grade levels and a target range for the Corporation’s average annual increase in diluted earnings per share during the three most recent calendar years.  If the average annual increase in fully diluted earnings per share for the  three most recently ended calendar years falls within the target range established by the Personnel Committee, each participant in the plan is granted an option for a number of shares equal to his option target.  If the average increase falls below the target range established by the Committee, but is greater than 0 percent, the option granted to each executive is for a number of shares equal to 50 percent of his option award target.  If the average increase exceeds the target range established by the Personnel Committee, the number of shares subject to each option can be as much as 150 percent of the option award target.  No options have been or are anticipated to be granted pursuant to the ISO in 2010.

Information about Nominees, Continuing Directors and Executive Officers, Page 5

20.
Please provide to us and undertake to include in your future filings, revision of the business experience of each nominee as required by Item 401(e)(1) of Regulation S-K to include discussion of the “specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a director … in light of the registrant’s business and structure.”  Please provide the size of the respective operation supervised by each nominee.

20.  Response:

We undertake to include in our future filings revision of the disclosure of the business experience of our directors and nominees for director as required by Item 401(e)(1) of Regulation S-K, as set forth in Exhibit 6 to this letter.

Compensation Committee Interlocks and Insider Participation, Page 11

21.
Please provide to us and undertake to include in your future filings, revision of this section as required by Item 407(e)(4)(i) of Regulation S-K to include identification of members of the compensation committee that were during the fiscal year, an officer or employee or members that were at any time an officer.

21.  Response:

We believe that we have complied with the requirements of Item 407(e)(4)(i) of Regulation S-K to disclose the identity of each person who served as a member of the compensation committee during the most recently completed fiscal year and indicating each committee member who, during such fiscal year was an officer or employee of the Corporation or was formerly an officer of the Corporation.  We stated on page 11 of our Proxy Statement, under the caption “EXECUTIVE COMPENSATION,” that the Personnel Committee of the Board of Directors administers the Company’s executive compensation program.  Also on page 11, under the caption “Personnel Committee”, we state that the Personnel Committee provides oversight over the Corporation’s compensation policies and practices and prepares the Compensation Committee Report on Executive Compensation.  We also there identify the members of the Personnel Committee and state that all members of the Personnel Committee were at all times during 2009 “independent directors” as defined by the NASDAQ Stock Market.  No member of the Personnel Committee was an officer of the Corporation, other than Mr. Soiberg, who is Chairman and is identified as such.  Finally, on page 11 under the caption “Compensation Committee Interlocks and Insider Participation,” we state that no member of the Personnel Committee is an employee or former employee of the Corporation or F&M Trust, its principal operating subsidiary.

The Corporation acknowledges that:
•	the Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that we have adequately responded to you comments. If you have additional comments or questions, please contact Mark Hollar at (717)261-3535.

Sincerely,

/s/ William E. Snell, Jr.
William E. Snell, Jr.
President and C.E.O

/s/ Mark R. Hollar
Mark R. Hollar
Chief Financial Officer

Exhibit 1
Allocation of the Allowance for Loan Losses

(Dollars in thousands)	2009 (1)		2008		2007		2006		2005
Residential real estate	$735	8%	$1,324	18%	$1,344	18%	$1,498	22%	$1,560	29%
Residential real estate construction	3,180	36%	-	-	-	-	-	-	-	-
Commercial, industrial and agricultural real estate	4,175	47%	-	-	-	-	-	-	-	-
Commercial, industrial and agricultural	752	8%	5,739	78%	5,572	76%	4,902	72%	3425	63%
Consumer	95	1%	294	4%	445	6%	450	7%	417	8%
	$8,937	100%	$7,357	100%	$7,361	100%	$6,850	100%	$5,402	100%

The percentage of the loans in each category to total loans at year end is as follows:

	2009	2008	2007	2006	2005
Residential real estate	28%	32%	37%	36%	38%
Residential real estate construction	11%	11%	14%	9%	12%
Commercial, industrial and agricultural real estate	38%	34%	25%	26%	21%
Commercial, industrial and agricultural	20%	19%	19%	24%	23%
Consumer	3%	4%	5%	5%	6%
	100%	100%	100%	100%	100%

The allocation of the allowance for loan losses is based on estimates and is not intended to imply limitatations on the usage of the allowance. The entire allowance is available to absorb any losses without regard to the category in which the loan is classified.

(1) In 2009, the allowance for loan losses was allocated according to the primary collateral of the loan, or if there was no collateral, by the primary purpose of the loan. In prior years the allocation was made by the primary purpose of the loan. This has resulted in a higher allocation in 2009 for residential real estate development and commercial real estate that in prior periods was allocated to commercial, industrial and agricultural loans. Data for prior periods using the 2009 methodolgy is not available and therefore, comparisons by line item to prior periods may not be accurate.

Exhibit 2
Economic Data

	2009	2008	2007
Unemployment Rate
Chambersburg, PA mircopolitan statistical area	8.1%	4.3%	3.3%
Pennsylvania	8.1%	5.4%	4.4%
United States	10.0%	5.8%	4.6%

Housing Price Index - year over year change (1)	-3.3%	-1.0%	2.6%

Building Permits -year over year change (2)
Residential	-30.0%	-23.6%	6.2%
Multifamily	-38.9%	-15.1%	275.8%

	2008	2007	2006
Median Household Income (3)	$53,686	$47,728	$49,818

(1) PA, non-metropolitan statistical areas
(2) Franklin, Fulton,Cumberland & Huntingdoon Counties, PA
(3) Franklin County, PA 2009 data not yet available

Exhibit 3
Trust Preferred Securities
March 31, 2010

(dollars in thousands)
Deal Name	Single Issuer or Pooled	Class	Carrying Value	Estimated Fair Value	Gross Unrealized Gain (Loss)	Lowest Credit Rating Assigned	Number of Banks Currently Performing	Deferrals and Defaults as % of Original Collateral	Expected Deferral/ Defaults as a Percentage of Remaining Performing Collateral

Huntington Cap Trust	Single	Preferred Stock	$926	$583	$(343)	Ba1	1	None	None
Huntingtn Cap Trust II	Single	Preferred Stock	869	552	(317)	Ba1	1	None	None
BankAmerica Cap III	Single	Preferred Stock	954	668	(286)	Baa3	1	None	None
Wachovia Cap Trust II	Single	Preferred Stock	272	222	(49)	Baa2	1	None	None
Corestates Captl Tr II	Single	Preferred Stock	921	608	(313)	Baa1	1	None	None
Chase Cap VI JPM	Single	Preferred Stock	955	734	(221)	A2	1	None	None
Fleet Cap Tr V	Single	Preferred Stock	970	621	(349)	Baa3	1	None	None
			$5,867	$3,988	$(1,879)

Exhibit 4
Nonaccrual Loans
March 31, 2010

(dollars in thousands)
	Orgin.	Loan	ALL	Nonaccrual		Appraisal
	Date	Balance	Reserve	Date	Collateral	Date	Value (1)	Location
Borrower 1
Construction and land development
1 -4 family residential property	2006	$3,170	$1,321	2009	1st lien residential building lots	2009	$1,800	PA
					2nd & 3rd lien single family residential rental property	2009	$3,209	MD
							$5,009
Borrower 2
Agricultural

Note 1	2004	$47		2009	Farm equipment	2009	$316	PA
Note 2	2004	$209		2009	Livestock	2009	$1,083	PA
Note 3	2004	$425		2009	1st lien agricultural real estate & 70% FSA guarantee	2009	$1,650	PA
Note 4	2002	$231		2009	2nd lien agricultural real estate
Note 5	2006	$1,092		2009	2nd lien agricultural real estate
		$2,004	$492				$3,049

Borrower 3
Manufacturing
Note 1	2009	$1,000		2009	1st lien commercial real estate, equipment and other
Note 2	2009	$2,863		2009	business assets	2009 &	$3,626	PA
Note 3	2008	$52		2009	Equipment	2010	$45	PA
		$3,915	$2,208				$3,671

Borrower 4
Construction and land development
1 -4 family residential property
Note 1	2006	$707		2008	1st lien raw land	2009	$440	MD
Note 2	2006	$154		2008	Residential building lots and raw land	2007	$268	DE
		$861	$324				$708

(1)
Appraisal value, as reported, does not reflect the pay-off of any senior liens, or any adjustment to reflect the cost to liquidate the collateral either through an orderly or forced liquidation process.

Exhibit 5
Borrowings
(dollars in thousands)

2010
Mar
Ending balance	$59,670
Maximum month-end balance during the quarter	$60,196
Maximum month-end balance during the year
Average balance during the quarter	$60,612
Average balance during the year	$60,612

	2009	2009	2009	2009
	Mar	Jun	Sep	Dec
Ending balance	$68,728	$65,016	$63,326	$55,855
Maximum month-end balance during the quarter	$74,182	$74,331	$63,326	$63,023
Maximum month-end balance during the year				$74,331
Average balance during the quarter	$72,297	$72,178	$64,112	$59,729
Average balance during the year				$67,032

	2008	2008	2008	2008
	Mar	Jun	Sep	Dec
Ending balance	$76,247	$72,669	$70,990	$64,312
Maximum month-end balance during the quarter	$78,207	$78,969	$77,350	$72,791
Maximum month-end balance during the year				$78,969
Average balance during the quarter	$77,395	$76,337	$76,514	$70,805
Average balance during the year				$75,238

	2007	2007	2007	2007
	Mar	Jun	Sep	Dec
Ending balance	$71,820	$90,946	$80,269	$68,157
Maximum month-end balance during the quarter	$74,987	$93,799	$83,352	$84,358
Maximum month-end balance during the year				$93,799
Average balance during the quarter	$73,700	$87,823	$82,286	$80,381
Average balance during the year				$81,077

Exhibit 6
Director Experience – Qualifications

CHARLES S. BENDER II
Age: 65
Director since 1981
Committees: Nominating, ALCO, and Credit Risk Oversight

Mr. Bender graduated with a BA degree in Economics from Susquehanna University in 1967.

From 1967 to 1974 he was employed as an FDIC Bank Examiner. Mr. Bender was employed by F&M Trust/Franklin Financial from 1975 until his retirement in 2002. He worked in a variety of positions and departments within this Company from Manager of the Loan Portfolio to Executive Vice President of F&M Trust and Franklin Financial at the time of his retirement. Mr. Bender serves on the Boards of non-profit organizations within this Company’s trade area.

Our Board values the extensive banking and regulatory experience Mr. Bender brings to the Company. His knowledge of loan and financial and accounting issues is a valuable asset to the Company. Mr. Bender’s participation on the boards of numerous local organizations provides him with considerable knowledge of the market areas served by the Company. As a life-long resident of this area, Mr. Bender is a respected member of the community.

MARTIN R. BROWN
Age: 58
Director since 2006
Committees: Audit and Personnel

Mr. Brown graduated with honors from the Pittsburgh Institute of Mortuary Science in 1973.

He is a licensed Pennsylvania Funeral Director who owns and operates three funeral homes within this Company’s trade area. Additionally, Mr. Brown is President of M. R. Brown Management, Inc. where he is the managing general partner of Marymart Family L.P., which owns Sandy Ridge Station Mall. Along with his wife, Mr. Brown is the owner of the Sandy Ridge Market which is a full service grocery store located at the Sandy Ridge Station Mall. Mr. Brown oversees a significant number of individuals that are employed by his companies on a daily basis. Mr. Brown has served and continues to serve on the Boards of numerous organizations within this Company’s trade area.

Mr. Brown’s entrepreneurial background and business management expertise provide our Board with important qualities and insights. His participation as a director on numerous Boards in the market Mr. Brown represents, provides the Company with considerable insight and positive exposure.

G. WARREN ELLIOTT
Age: 58
Director since 1994
Committees: ALCO, Audit, Credit Risk Oversight, Personnel, and Trust (Chairman)

Mr. Elliott graduated with honors with a BA in Public Administration and an MS in Public Administration from Shippensburg University in 1976 and 1977 respectively.

He is currently President of Cardinal Crossings, Inc. and Vice President of Business Development for CGL Engineering. From 1991 to 1995 Mr. Elliott served as an adjunct faculty member at the Shippensburg University teaching state and local government. Mr. Elliot also served Franklin County as a Commissioner from 1996 – 2007. As a Commissioner, he served as Chairman of the Board. From 1995 until 2008, Mr. Elliott received numerous civic awards. Mr. Elliott has served and continues to serve on the Boards of numerous organizations within this Company’s trade area.

Our Board values the considerable knowledge relative to the county and local government that Mr. Elliott provides. His knowledge of business and sales provides valuable insight to the growth of the Company. As a Commissioner, Mr. Elliott was responsible for a considerable number of employees and agencies within the County. Mr. Elliott is a well-known and respected member of the community and market area served by the Company.

DONALD A. FRY
Age: 60
Director since 1998
Committees: ALCO, Personnel, and Trust

Mr. Fry graduated from Waynesburg University in 1973 with a degree in Accounting.

He currently serves as President of ANDOCO, Inc. which trades as Cumberland Valley Rental. Mr. Fry oversees a considerable number of employees within his business on a daily basis. Mr. Fry has served and continues to serve on the Boards of numerous organizations within this Company’s trade area.

Mr. Fry’s entrepreneurial background and business expertise provide our Board important qualities and insights. His accounting background provides a valuable asset to the Board. As a life-long resident of the area, Mr. Fry is well known and respected in the community, and provides positive exposure for the Company in the market area that he represents.

ALLAN E. JENNINGS, JR.
Age: 60
Director since 2002
Committees: ALCO, Audit, Credit Risk Oversight, and Personnel

Mr. Jennings graduated with honors in Industrial Engineering from Lehigh University in 1971.

He has owned and been CEO of a successful and profitable Chevrolet Cadillac dealership, Jennings Chevrolet Oldsmobile Cadillac, Inc., for over 23 years. Mr. Jennings serves as a director for the Chambersburg Area Development Corporation where he currently serves as Chairman as well as numerous organizations within this Company’s trade area. Additionally, Mr. Jennings is currently Chairman of the Pennsylvania Automotive Association.

Mr. Jennings entrepreneurial background and management expertise provide the Board with considerable knowledge and insight. His knowledge of sales and marketing are valuable to the continued growth of the Company. Mr. Jennings oversees a large number of employees on a daily basis. His participation on a number of local boards provides valuable information relative to the market area that he represents. A life-long resident of the area, Mr. Jennings is well respected within the community and provides positive exposure for the Company.

STANLEY J. KERLIN
Age: 56
Director since 2006
Committees: Credit Risk Oversight and Trust

Mr. Kerlin graduated Cum Laude with a B. A. Degree in History from Elizabethtown College in 1976 and a J. D. Degree from Dickinson School of Law in 1979.

Mr. Kerlin has engaged in the active practice of law for 30 years and has owned and operated his own law practice as both a partner and a sole practitioner. Mr. Kerlin continues to be active in his church and in several community and political organizations within this Company’s trade area.

Mr. Kerlin’s knowledge of business and management provide valuable insight to the Board. Although he does not serve in a legal capacity or provide legal advice to the Company or the Board, the Board values Mr. Kerlin’s legal expertise. Mr. Kerlin is a respected member of his community and provides positive exposure for the Company in the market that he represents.

JERYL C. MILLER
Age: 70
Director since 1983
Committees: Audit (Chairman) and Personnel

Mr. Miller graduated with a Bachelor of Science Degree in Education where he majored in Mathematics from Shippensburg University in 1962. He also completed a U. S. Air Force Certificate of Course in 1965 from Texas A&M University. Having completed service in the U. S. Air Force in 1968, Mr. Miller joined his current employer, Charles W. Karper, Inc. and has worked in a number of positions beginning as a Bookkeeper to his current position as Vice-President/Secretary of this Company. Mr. Miller will reach Franklin Financial’s Board of Directors mandatory retirement age of 70 years in 2010 and will retire from this Company’s Board on December 31, 2010.

Mr. Miller’s vast business and financial knowledge has contributed greatly to the Company over the years. His attention to detail has been a valuable asset to the Board. Mr. Miller oversees a large number of employees on a daily basis.

STEPHEN E. PATTERSON
Age: 65
Director since 1998
Committees: ALCO, Nominating, and Trust

Mr. Patterson graduated from both Gettysburg College and Wake Forest University School of Law. Mr. Patterson is a practicing attorney with over 36 years of experience in the areas of business law, real estate, and estate planning and administration. From 2005 until 2008 he was a shareholder and practicing attorney in the law firm of Patterson & Kiersz, P.C. Effective in September of 2008, Mr. Patterson became a principal and practicing attorney in the Waynesboro law office of Salzmann Hughes P.C. Additionally from 2005 through December 2009, he was a shareholder and officer in Antietam Abstract Company, a licensed title insurance agency. Mr. Patterson continues to serve on a number of Boards in this Company’s trade area including the PenMar Development Corporation.

Mr. Patterson brings considerable business and management experience to the Board. Mr. Patterson’s knowledge of business and management provide valuable insight to the Board. Although he does not serve in a legal capacity or provide legal advice to the Company or the Board, Mr. Patterson’s legal expertise is of value to the Board. Mr. Patterson is respected in his community and is a valuable member of numerous organizations in the market area that the he represents.

CHARLES M. SIOBERG
Age: 69
Director since 1982
Served as Chairman since 2003

Mr. Sioberg is a 1964 graduate with a Bachelor of Architecture from the Carnegie Institute of Technology (now Carnegie Mellon University). Mr. Sioberg also received an M. S. in Urban and Regional Planning from the Pratt Institute in 1967. Mr. Sioberg’s engineering career has spanned over 46 years. He is currently a partner in the firm of Martin and Martin, Inc. where he directs the firm’s environmental consulting, land development, and municipal planning activities. Mr. Sioberg has also served as an instructor and guest Lecturer at Pratt Institute and Shippensburg University and as a consultant to the Pennsylvania Department of Community Affairs in preparation of planning manuals for use by local municipalities. Mr. Sioberg has received numerous professional honors and has authored two publications. He has served and continues to serve on a number of Boards in this Company’s trade area.

Mr. Sioberg’s broad array of knowledge has been vital to the growth and development of the Company. Mr. Sioberg’s knowledge has enabled him to be a valuable leader both in the Company and the community. He is well known in the community and provides a positive image for the Company.

WILLIAM E. SNELL, JR.
Age: 61
Director since 1995
Committees: ALCO (Chairman) and Credit Risk Oversight

Mr. Snell has served as the President & CEO since joining this Company in 1995. He graduated Cum Laude with a Bachelor of Arts Degree from Dickinson College in 1969 and a Master of Business Administration Degree from Tulane University Graduate School of Business Administration in May 1971.

The Board believes that in addition to serving as President & CEO of the Company, that Mr. Snell should also serve as a director. Mr. Snell’s banking career has spanned over a 40-year period where he has worked in numerous positions and departments with direct responsibility for building revenues and profits beginning with Meridian Bank in 1971. Throughout his career, Mr. Snell has played a significant role in all areas of bank business. Mr. Snell has served and continues to serve on a number of Boards and organizations in this Company’s trade area. In 2002, Mr. Snell was awarded the Chambersburg Chamber of Commerce’s “Business Person of the Year” Award.

Mr. Snell’s breadth of experience, tenure, and strong leadership provide unparalleled insights into the history, current operation, and strategic vision of F&M Trust and Franklin Financial. Mr. Snell is a respected member of the community and a respected leader over the 290 employees within the Company.

MARTHA B. WALKER
Age: 63
Director since 1979
Committees: Nominating, Credit Risk Oversight, and Trust

Ms. Walker graduated with a Juris Doctor degree.

She has served as a practicing attorney for thirty-eight years handling domestic relations, estate administration, real estate transactions, small business and estate planning and has been a managing partner for law firms for over thirty years. Ms. Walker currently is a partner in the law firm of Walker, Connor and Spang, LLC. Ms. Walker has also worked as an Assistant Professor for Wilson College and Penn State Mont Alto. She has been a business owner and director of Baum Publishing Company, Inc., a weekly newspaper in Bucks County, Pennsylvania, for 15 years. Ms. Walker has been the Chairman or President of numerous non-profit organizations and continues to serve on the Boards of a number of organizations in this Company’s trade area.

Ms. Walker’s wide range of knowledge has been a valuable asset to the Company. Her tenure on the Board speaks to a high level of dedication to the Company, shareholders, and employees. Ms. Walker’s business and management abilities have contributed to the continued growth of the Company. Although she does not serve in a legal capacity or provide legal advice to the Company or the Board, Ms. Walker’s legal knowledge is valuable to the Board. Ms. Walker is well known in the community and is a valuable member of the numerous organizations in which she serves.